EXHIBIT 12.1

CIT Group Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges Six months ended June 30, (dollars in millions)

	2009	2008
Earnings:
Net loss attributable to common shareholders(1)	$(2,082.6)	$(2,341.6)
Loss from discontinued operation	–	2,113.8
Provision (benefit) for income taxes	20.7	(708.3)

Loss before provision for income taxes	(2,061.9)	(936.1)

Fixed charges:
Interest and debt expenses on indebtedness	1,290.7	1,579.2
Interest factor: one-third of rentals on real and personal properties	10.4	13.7

Total fixed charges	1,301.1	1,592.9

Total earnings before provision for income taxes and fixed charges	$(760.8)	$656.8

Ratios of earnings to fixed charges	(1)	(1)

(1) Earnings were insufficient to cover fixed charges by $2,061.9 million and $936.1 million for the six months ended June 30, 2009 and June 30, 2008, respectively.